Filed by Level One Bancorp, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Level One Bancorp, Inc.
Registration No.: 333-261869
Date: January 7, 2022

January 3, 2021

Level One client,

We are excited to share with you that Level One Bank is planning to join First Merchants Bank with numerous benefits to you as this comes to fruition, which we will explain. The boards of First Merchants Corporation and Level One Bancorp, Inc. have approved an agreement to merge our companies. Subject to approvals from Level One Bank shareholders and regulators, the combined bank will have assets of approximately $17.6 billion. The stronger resourcefulness of a bigger combined bank will enable more and better capabilities to meet your current and future needs.

Thanks to this combination of two great community banks, we will be able to offer you more diverse product and service offerings, including a full suite of wealth management and private banking services, enhanced online and mobile banking solutions, higher commercial lending limits and more.

For nearly 130 years, First Merchants has been providing trusted advice to customers and communities like ours and has been named a best bank in Indiana for two years running by Newsweek—recognition of a commitment to helping customers prosper that has not changed as the bank grows in neighboring states like Michigan. Partnering with Level One Bank gives First Merchants the opportunity to expand the reach of its vision to enhance the financial wellness of the diverse communities it serves. Through this purpose-driven way of doing business, we believe First Merchants will bring tremendous benefits to our stakeholders, including you. We look forward to telling you more about them.

Like us, they have a solid balance sheet and are dedicated to community banking and local delivery of genuinely caring service. We are mutually committed to building deep, lifelong relationships, and strengthening our communities in addition to providing essential banking services. We believe that the combination of our like-minded commitments to our communities and customer-centric approach will prove to be beneficial to you, as well as our local communities and shareholders.

We are proud of our intention to take the First Merchants name, but more importantly, we are excited to remain a part of your story. Combining Level One Bank with First Merchants supports our ability to maintain the community banking service you expect by choosing to partner with us. While we will be part of a much larger company, the people who serve you regularly will not change.

Rest assured that as we write our next chapter, our focus is on creating a smooth transition. You will receive information and support all along the way. If you have any questions or concerns about this exciting news, please contact us or any of our bankers directly. Thank you for being a valued customer and as always, we’re honored to be part of your story and this great community.

Sincerely,

Patrick Fehring        Timothy R. Mackay
Chairman & CEO     President
Level One Bank        Level One Bank

ADDITIONAL INFORMATION
Additional Information
Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval. First Merchants will file a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the proposed merger of Level One Bancorp, Inc. (“Level One”) with and into First Merchants that will include a proxy statement for Level One and a prospectus for First Merchants, which, when finalized, will be submitted to Level One common shareholders for their consideration. INVESTORS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION, TOGETHER WITH ALL AMENDMENTS OR SUPPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION. When filed, this document and other documents relating to the merger filed by First Merchants and Level One can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Merchant’s website at www.firstmerchants.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Merchants upon written request to First Merchants Corporation, 200 East Jackson Street, Muncie, IN 47305, Attention: Corporate Secretary, or by calling (765) 747-1500, or from Level One, upon written request to Level One Bancorp, Inc., 32991 Hamilton Court, Farmington Hills, MI 48334, Attention: Investor Relations, or by calling (888) 880-5663.
First Merchants and Level One and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the common shareholders of Level One in connection with the proposed merger. Information about the directors and executive officers of First Merchants is set forth in the proxy statement for First Merchants’ 2021 annual meeting of shareholders, as filed with the SEC on Schedule 14A on April 1, 2021, which information has been updated by First Merchants from time to time in subsequent filings with the SEC. Information about the directors and executive officers of Level One will be set forth in the Proxy Statement-Prospectus relating to the proposed merger when it becomes available. Additional information regarding the interests of these participants, including Level One’s officers and directors, will also be included in the Proxy Statement-Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described above.

Forward-Looking Statements
This document contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed merger (the “Merger”) between First Merchants and Level One, including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of First Merchants’ goals, intentions and expectations; statements regarding the First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits, whether with respect to the Merger or otherwise. These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of First Merchants and Level One will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required regulatory approvals or the approval of Level One’s common shareholders, and the ability to complete the Merger on the expected timeframe; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like First Merchants’ affiliate bank; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with the First Merchants’ business; the severity and duration of the COVID-19 pandemic and its impact on general economic and financial market conditions and our business, results of operations, and financial condition; and other risks and factors identified in each of First Merchants’ filings with the Securities and Exchange Commission. First Merchants does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this press release. In addition, First Merchants’ past results of operations do not necessarily indicate its anticipated future results.